UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                                ICHOR CORPORATION

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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

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                         (Title of Class of Securities)

                                   693286 10 6

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                                 (CUSIP Number)

                                Michael J. Smith
                        17 Dame Street, Dublin 2, Ireland
                           Telephone  (3531) 679 1688

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  June 20, 2001

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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                               Page 2 of 9 Pages


CUSIP No.     693286 10 6
              -----------

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       MFC Bancorp Ltd.
       ----------------

2)     Check the Appropriate Box if a Member of a Group

       (a)     [   ]
       (b)     [ X ]

3)     SEC Use Only
                    ---------------------------------------------------------

4)     Source of Funds     00
                           --

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       ----------------------------------------------------------------------

6)     Citizenship or Place of Organization     Yukon Territory, Canada
                                                -----------------------

       Number of               (7)  Sole Voting Power     0
       Shares Bene-                                   -----------------
       ficially                (8)  Shared Voting Power   12,927,550
       Owned by                                         ---------------
       Each Reporting          (9)  Sole Dispositive Power    0
       Person                                              ------------
       With                    (10) Shared Dispositive Power 12,927,550
                                                             ----------

11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                12,927,550
                                                             ----------

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       -----------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11)     25.0%
                                                          --------------

14)    Type of Reporting Person               CO
                                  --------------------------------------



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                                                               Page 3 of 9 Pages


CUSIP No.     693286 10 6
              -----------

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          MFC Merchant Bank S.A.
       ----------------------------------------------------------------------

2)     Check the Appropriate Box if a Member of a Group

       (a)     [   ]
       (b)     [ X ]

3)     SEC Use Only
                    ---------------------------------------------------------

4)     Source of Funds     WC and OO
                       ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       ----------------------------------------------------------------------

6)     Citizenship or Place of Organization     Switzerland
                                            ----------------------------------

       Number of               (7)  Sole Voting Power     0
       Shares Bene-                                   ------------------------
       ficially                (8)  Shared Voting Power     9,930,490
       Owned by                                         ----------------------
       Each Reporting          (9)  Sole Dispositive Power          0
       Person                                              -------------------
       With                    (10) Shared Dispositive Power    9,930,490
                                                             -----------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person  9,930,490
                                                                    ----------

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       -----------------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11)     19.2%
                                                          --------------------

14)    Type of Reporting Person               CO
                                ----------------------------------------------

                                                               Page 4 of 9 Pages

CUSIP No.     693286 10 6
              -----------

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          Sutton Park International Ltd.
       -----------------------------------------------------------------------

2)     Check the Appropriate Box if a Member of a Group

       (a)    [   ]
       (b)    [ X ]

3)     SEC Use Only
                    ----------------------------------------------------------

4)     Source of Funds     WC
                       -------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -----------------------------------------------------------------------

6)     Citizenship or Place of Organization     British Virgin Islands
                                            ----------------------------------

       Number of               (7)  Sole Voting Power     0
       Shares Bene-                                   ------------------------
       ficially                (8)  Shared Voting Power         2,997,060
       Owned by                                         ----------------------
       Each Reporting          (9)  Sole Dispositive Power          0
       Person                                              -------------------
       With                    (10) Shared Dispositive Power    2,997,060
                                                             -----------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person 2,997,060
                                                                    ----------

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       -----------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11)     6.5%
                                                           -------------------

14)     Type of Reporting Person               CO
                                 ---------------------------------------------

                                                               Page 5 of 9 Pages

This Schedule 13D/A - Amendment No. 9 (the "Amendment No. 9") amends the
Schedule 13D/A of MFC Bancorp Ltd. ("MFC") dated March 30, 2001, the Schedule 13D/A of MFC Merchant Bank S.A. ("Merchant Bank") dated March 30, 2001 and the
Schedule 13D/A of Sutton Park International Ltd. ("Sutton Park") dated January 2, 2001 (collectively, the "Prior Filings") and is filed to report a change in the beneficial ownership of securities of ICHOR Corporation ("ICHOR").

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR, a Delaware corporation, having its principal executive offices at 50-52 AV du Chanoine Cartellier, 69230 Saint-Genis Laval, France.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of MFC, Merchant Bank and Sutton Park. MFC operates in the financial services business and has an office address at 17 Dame Street, Dublin 2, Ireland. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has an office address at 6, Cours de Rive, Geneva 3, Switzerland 1211. Sutton Park is a wholly-owned subsidiary of MFC that operates in the merchant banking business and has a registered office at P.O. Box 146, Road Town, Tortola, British Virgin Islands. See Item 6 on pages 2, 3 and 4 of this Amendment No. 9 for the jurisdictions of organization of MFC, Merchant Bank and Sutton Park, respectively.

The executive officers and directors of MFC, Merchant Bank and Sutton Park remain unchanged since the Prior Filings.

During the last five years, MFC,
Merchant Bank and Sutton Park have not been, nor to the knowledge of MFC, Merchant Bank and Sutton Park, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC, Merchant Bank and Sutton Park have executed a joint filing agreement consenting to the joint filing of this Amendment No. 9. Such agreement is filed as Exhibit 1 to this Amendment No. 9 and is incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 19, 2001, Merchant Bank acquired 133,333 shares of common stock of ICHOR pursuant to a private placement for in aggregate $200,000. The purchase price was paid from working capital.

                                                               Page 6 of 9 Pages


On June 19, 2001, Merchant Bank exercised previously held share purchase warrants for 1,176,294 shares of common stock of ICHOR at an exercise price of in aggregate Euro 271,835. On June 19, 2001, Merchant Bank acquired 225,144 shares of common stock of ICHOR pursuant to an underwriting agreement (the "Underwriting Agreement") dated for reference July 24, 2000 between Hippocampe S.A. ("Hippocampe") and Merchant Bank, as assigned by Hippocampe to ICHOR. Pursuant to the Underwriting Agreement, Merchant Bank acted as an advisor in a share exchange completed on March 28, 2001 between ICHOR and certain shareholders of Hippocampe. Merchant Bank is a wholly-owned subsidiary of MFC. On June 20, 2001, Sutton Park acquired 400,000 shares of common stock of ICHOR on the open market for in aggregate $1,100,000. Sutton Park is a wholly-owned subsidiary of MFC.

ITEM 4.   PURPOSE OF TRANSACTION.

Merchant Bank and Sutton Park acquired the shares of common stock of ICHOR for investment purposes. MFC, Merchant Bank and Sutton Park reserve the right to make additional purchases of shares of common stock of ICHOR on the open market, in private transactions and from treasury. Except as otherwise disclosed, neither MFC, Merchant Bank and Sutton Park, nor, to the knowledge of MFC, Merchant Bank and Sutton Park, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Merchant Bank directly beneficially owns 4,305,091 shares of common stock of ICHOR and share purchase warrants entitling it to acquire an additional 5,625,399 shares of common stock of ICHOR. Merchant Bank shares voting and dispositive power over these securities with MFC. These securities represent in aggregate approximately 19.2% of the outstanding common stock of ICHOR on a diluted basis.

Sutton Park directly beneficially owns 2,997,060 shares of common stock of ICHOR. Sutton Park shares voting and dispositive power over these securities with MFC. These securities represent in aggregate approximately 6.5% of the outstanding common stock of ICHOR.

MFC indirectly beneficially owns 7,302,151 shares of common stock of ICHOR and share purchase warrants entitling it to acquire an additional 5,625,399 shares of common stock of ICHOR. MFC shares voting and dispositive power over these securities with Merchant Bank and Sutton Park. These securities represent in aggregate approximately 25.0% of the outstanding common stock of ICHOR on a diluted basis.

To the knowledge of MFC, Merchant Bank and Sutton Park, none of their directors or executive officers have the power to vote or dispose of the shares of common stock of ICHOR, nor did MFC, Merchant Bank, Sutton Park, or their directors and executive officers effect any transactions in such shares during the past 60 days, except as otherwise disclosed.

                                                               Page 7 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  Number   Description
     ---------------   -----------

             1 Joint Filing Agreement among MFC Bancorp Ltd., MFC Merchant Bank S.A. and Sutton Park International Ltd. dated June 22, 2001.

             2         Underwriting Agreement between MFC Merchant Bank S.A.
                       and Hippocampe S.A. dated for reference July 24, 2000.*


---------------------------
*    Incorporated by reference from ICHOR's Definitive Information Statement on
     Schedule 14C dated April 25, 2001.





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                                                               Page 8 of 9 Pages



                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         June 22, 2001
                                                  ---------------------------
                                                            (Date)

                                                       MFC BANCORP LTD.

                                                  By:  /s/ Michael J. Smith
                                                  ---------------------------
                                                          (Signature)

                                                  Michael J. Smith, President
                                                  ---------------------------
                                                        (Name and Title)


                                                         June 22, 2001
                                                  ---------------------------
                                                            (Date)

                                                  MFC MERCHANT BANK S.A.

                                                  By:  /s/ Claudio Morandi
                                                  ---------------------------
                                                          (Signature)

                                                  Claudio Morandi, President
                                                  ---------------------------
                                                        (Name and Title)

                                                  By:  /s/ Peter Hediger
                                                  ---------------------------
                                                          (Signature)

                                                  Peter Hediger, Vice President
                                                  ---------------------------
                                                        (Name and Title)

                                                               Page 9 of 9 Pages


                                                         June 22, 2001
                                                  ---------------------------
                                                            (Date)

                                                  SUTTON PARK INTERNATIONAL LTD.

                                                  By:  /s/ Michael J. Smith
                                                  ----------------------------
                                                          (Signature)

                                                  Michael J. Smith, Director
                                                  ----------------------------
                                                        (Name and Title)

                                  EXHIBIT INDEX

     Exhibit Number   Description
     --------------   -----------

           1 Joint Filing Agreement among MFC Bancorp Ltd., MFC Merchant Bank S.A. and Sutton Park International Ltd. dated June 22, 2001.

           2          Underwriting  Agreement between MFC Merchant Bank S.A.
                      and Hippocampe S.A. dated for reference July 24, 2000.*